Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: April 13, 2015

7 May 2015

TELECITY GROUP PLC

FIRST QUARTER 2015 TRADING UPDATE

Performance fully in-line with management expectations and full year guidance confirmed

7 May 2015: Telecity Group plc (‘TelecityGroup’, ‘the Group’ or ‘the Company’), a European provider of carrier-neutral data centres, today issues the following trading update for the first quarter of 2015.

Outlook

•                  The Directors confirm that the 2015 full-year guidance remains valid on the basis of the assumptions stated*

•                      8% - 10% revenue growth on an organic currency neutral (‘OCN’) basis

•                      Stable EBITDA margin with slight downside pressure from investment

Financial Highlights

•                  OCN revenue growth of 6.5%, underlying(1) revenue growth of 9.6%, slightly ahead of management expectations

•                  OCN revenue growth as expected impacted by non-recurring items, the effects of which unwind through 2015, particularly in H2 2015

•                  Adjusted EBITDA margin of 46.6%, reflecting investments made in sales and marketing to drive profitable growth

•                  Net debt to EBITDA of 1.7x driven by continued strong operating performance and capital discipline

Operational Highlights

•                  Group sold power percentage(2) increased 190bps to 75.2% versus 31 December 2014

•                  At the end of Q1 2015 available customer power was 113.5MW, up 1.7MW versus 3.4MW net power sold in Q1

•                  Q1 churn down materially year-on-year, led by the UK, and within guidance range despite expected first half weighting

•                  Good year to date gross order wins across the Group

Possible Offer for TelecityGroup by Equinix, Inc. (‘Equinix’)

•                  As announced today, TelecityGroup has received an approach from Equinix regarding a possible offer for TelecityGroup.  Please see the announcement released by TelecityGroup dated 7 May 2015 for further details

Update on all-share merger with Interxion Holding N.V. (‘Interxion’)

•                  TelecityGroup and Interxion continue to work to progress the proposed transaction announced on 9 March 2015

John Hughes, Executive Chairman Telecity Group plc, said:

“I am very pleased with the progress the Group has made and the results delivered in the first quarter of 2015. Our key priorities continue to be driving operational excellence and efficiency, capital discipline and becoming more strategically aligned to customer data centre needs.  Whilst our first quarter reported results have been impacted by the strengthening of Sterling year-on-year, our underlying performance has been very encouraging. The good Q1 2015 order win performance along with significantly reduced levels of churn, particularly in the UK, means the Board is positive about the trajectory of the Group for the remainder of the year.

(1)    Adjusted to exclude acquisitions, currency movements and non-recurring items.

(2)    A full glossary of terms is contained in note 38 of the 2014 Annual Report.

Commentary on the quarter ended 31 March, 2015

Attractive levels of demand continue to be seen for carrier-neutral data centres across TelecityGroup’s markets. The Group has achieved good gross order win levels, marginally ahead of management’s expectations, with the majority of this growth coming from our existing customers. Like for like pricing levels have remained robust across the Group as we continue to see the majority of our growth coming from the newer sites in our portfolio.

Movements in foreign exchange rates and the effect of non-recurring items have impacted the Q1 2015 year-on-year reported revenue growth rate, the effects of which are shown in the table below:

Q1 2015 year-on-year revenue growth	Group	United Kingdom (‘UK’)	Rest of Europe (‘RoE’)
Underlying	9.6%	4.7%	13.5%
OCN	6.5%	(0.8)%	12.6%
Reported	(0.1)%	(0.8)%	0.5%

Underlying revenue growth was good at 9.6% and slightly ahead of management expectations. This growth excludes the impact of foreign exchange movements and the non-recurring items discussed at the 2014 results announcement and thus provides a truer reflection of our operating performance. These non-recurring items include the closure of Prospect House in March 2014, reduction in Harbour Exchange sub-leases, replacement of the UK Carbon Reduction Commitment ‘CRC’ scheme and the cessation of Finnish non-core businesses.

OCN revenue growth was 6.5%, in line with the expected phasing of revenue growth through 2015 which is impacted by the non-recurring items noted above. Such non-recurring items contributed £2.3m to revenue in Q1 2014 versus £nil in Q1 2015. Whilst the impact of non-recurring items remains during the first half of the year, they substantially reduce in the second half of 2015 resulting in a noticeable improvement in OCN revenue growth as the year progresses.

The UK has had a strong quarter with robust gross order wins and materially reduced year-on-year churn levels resulting in a good net order intake performance. Due to the impact of non-recurring items explained above, along with the timing of wins and churn in Q1 2015, reported revenue reduced 0.8% year on year. On an underlying basis revenue grew 4.7%. The Group expects an acceleration of revenue growth through 2015 as the phased impact of non-recurring items recede. During the period the final phase of Manchester 3 was delivered adding 1.7MW of available customer power.

Performance in RoE continues to be strong with year-on-year underlying revenue growth of 13.5% and OCN revenue growth of 12.6%, with the latter moderately impacted by the cessation of non-core operations in Finland. Growth has been particularly strong in Amsterdam, Dublin and Stockholm.

The continued focus on churn management, with particularly good progress being made in the UK, along with the passing of non-recurring items, has resulted in a significant year-on-year reduction in churn rates. As in previous years, we expect churn to be weighted towards the first half of the year.

The strengthening of Sterling against both the Euro and Swedish Krona has impacted the absolute reported results. This reduced the revenue growth rate from 6.5% on an OCN basis to a decrease of 0.1% on a reported basis.

As forecast, EBITDA margins have reduced slightly to 46.6% (Q1 2014: 46.8%) as we continue to evolve the Group’s sales and marketing strategy by investing in people, processes and systems, particularly in the UK, to enhance the Group’s go to market approach and improve the outlook for further profitable growth.

As announced today, TelecityGroup has received an approach from Equinix regarding a possible offer for TelecityGroup.  Please see the announcement released by TelecityGroup dated 7 May 2015 for further details.

TelecityGroup and Interxion continue to work to progress the proposed transaction announced on 9 March 2015.

Conference call details

TelecityGroup will host a conference call today for analysts and investors at 8.30AM BST. Details are as below and available at www.telecitygroup.com/investor.

Conference call number: +44(0)20 3427 1909

Conference call code: 6879659

For further information please contact:

Investors:

TelecityGroup:

Rosie Wilkins +44 (0)20 3229 1138

Media:

TelecityGroup:

James Tyler +44 (0)20 7001 0076

Brunswick: Mike Smith / Sarah West / Aideen Lee +44 (0)20 7404 5959

Profit Forecast Assumptions

* The Directors confirm that the full-year guidance for 2015 has been properly compiled on the basis of the assumptions set out below and that the basis of accounting used is consistent with TelecityGroup’s accounting policies.

Assumptions within TelecityGroup’s control

•                  There is no material change in the operational strategy of TelecityGroup from the date of this announcement.

•                  There will be no acquisitions or disposals which will have a material impact on the results.

•                  There are no material strategic investments over and above those currently planned.

•                  There will be no major changes in the share capital of TelecityGroup other than those currently planned.

Assumptions which are not within TelecityGroup’s control

•                  There will be no material macroeconomic change in the principal markets and regions in which TelecityGroup operates.

•                  There will be no material adverse events which will have a significant impact on TelecityGroup’s financial results.

•                  There will be no changes in interest rates, bases of taxation or legislation that have a material impact on TelecityGroup.

•                  There will be no material changes in customer demand or the competitive environment in which TelecityGroup operates.

•                  There will be no business disruptions that materially affect TelecityGroup or its key customers or suppliers.

•                  There will be no significant and sustained weakening of the pound sterling against the currencies of the major territories in which the TelecityGroup operates.

Notes to Editors

TelecityGroup is a provider of carrier-neutral data centres in Europe, operating highly-connected facilities in key cities.

These data centres are the places in which separate networks that make up the internet meet and where bandwidth-intensive applications, content and information are hosted. As such, they are the key network hubs, or enabling environments, of the European digital economy. TelecityGroup’s customers take advantage of the highly connected facilities to operate, store, share, distribute and access digital media, IT applications and information effectively and efficiently.

Telecity Group plc is listed on the London Stock Exchange (LSE: TCY).

www.telecitygroup.com/investor

Neither the content of the website referred to in this announcement nor the content of any other websites accessible from hyperlinks on that website is incorporated into, or forms part of, this announcement.

Forward-looking Statements

This announcement contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction with Interxion and are generally identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “will”, “may”, “continue”, “should”, and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of TelecityGroup and Interxion Holding N.V. (“Interxion”), that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all. Neither TelecityGroup, nor Interxion, undertakes any responsibility to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise, except to the extent legally required.

No statement in this announcement is intended as a profit forecast or profit estimate and no statement in this announcement should be interpreted to mean that earnings per TelecityGroup or Interxion ordinary share for any period would necessarily match or exceed the historical published earnings per TelecityGroup or Interxion shares.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this announcement.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this announcement. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (“SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Note on unaudited financial information

The financial information that this statement is based on relates to the period from 1 January 2015 to 31 March 2015 and is based partly on unaudited management accounts.